Exhibit 99.1

Baidu Announces Second Quarter 2017 Results

BEIJING, China, July 27, 2017 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced its unaudited financial results for the second quarter ended June 30, 20171.

“In the second quarter, Baidu announced our new mission to make a complex world simpler through technology.” said Robin Li, Baidu’s Chairman and Chief Executive Officer. “To achieve our mission, we will execute on two strategic pillars: to strengthen our mobile foundation and lead in AI. We will use AI as a fundamental driver to elevate our current core business, specifically our core products of Mobile Baidu, search and feed. In parallel, we will continue to build out our newer AI-enabled initiatives through an open platform and ecosystem approach to capture long term economic opportunity.”

“We made big strides in the second quarter, as we reported solid financial performance and made meaningful progress in our core business and AI-enabled initiatives,” said Qi Lu, Baidu’s Vice Chairman, Group President and Chief Operating Officer. “Our Mobile Baidu App and our Feed product showed strong progress, and the solid increase of our online active customer base reaffirmed Baidu’s unique and compelling value proposition. At our inaugural Baidu Create AI Developer conference, we showcased our AI platform and eco-system leadership position and compelling long term economic opportunities. iQiyi also continued to solidify its lead in the online video industry.”

“We delivered solid results in the second quarter,” said Jennifer Li, CFO of Baidu. “We will continue to drive operational efficiency on our platform and invest in the core strength of technology and in our ecosystem. We will execute with discipline to fulfill our new mission in the AI era to generate long term shareholder value.”

Second Quarter 2017 Financial Highlights

•	Total revenues in the second quarter of 2017 were RMB20.874 billion ($3.079 billion), a 14.3% increase from the corresponding period in 2016. Mobile revenue represented 72% of total revenues for the second quarter of 2017, compared to 62% for the corresponding period in 2016.

•	Operating profit in the second quarter of 2017 was RMB4.210 billion ($621 million), a 46.9% increase from the corresponding period in 2016. iQiyi reduced non-GAAP operating margins by 11.5 percentage points for the second quarter of 2017.

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7793 to US$1.00, the effective noon buying rate as of June 30, 2017, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

•	Net income attributable to Baidu in the second quarter of 2017 was RMB4.415 billion ($651 million), an 82.9% increase from the corresponding period in 2016. Diluted earnings attributable to Baidu per ADS for the second quarter of 2017 were RMB11.31 ($1.67); non-GAAP net income attributable to Baidu[2] in the second quarter of 2017 was RMB5.571 billion ($822 million), a 98.4% increase from the corresponding period in 2016; non-GAAP diluted earnings per ADS[3] for the second quarter of 2017 were RMB16.00 ($2.36).

In the following section, comparison and analysis are provided based on reported consolidated financial results.

Second Quarter 2017 Results

Baidu reported total revenues of RMB20.874 billion ($3.079 billion) for the second quarter of 2017, representing a 14.3% increase from the corresponding period in 2016.

Online marketing revenues for the second quarter of 2017 were RMB17.883 billion ($2.638 billion), representing a 5.6% increase from the corresponding period in 2016. Baidu had about 470,000 active online marketing customers4 in the second quarter of 2017, representing a 20.9% decrease from the corresponding period in 2016. Revenue per online marketing customer for the second quarter of 2017 was approximately RMB37,500 ($5,532), a 32.0% increase from the corresponding period in 2016.

Traffic acquisition costs as a component of cost of revenues was RMB2.478 billion ($365 million), representing 11.9% of total revenues, compared to 15.9% in the corresponding period in 2016 and 12.9% in the first quarter of 2017.

Bandwidth costs as a component of cost of revenues were RMB1.382 billion ($204 million), representing 6.6% of total revenues, compared to 6.3% in the corresponding period in 2016.

Depreciation costs as a component of cost of revenues were RMB828 million ($122 million), representing 4.0% of total revenues, compared to 4.1% in the corresponding period in 2016.

Operational costs as a component of cost of revenues were RMB1.225 billion ($181 million), representing 5.9% of total revenues, compared to 5.4% in the corresponding period in 2016.

Content costs as a component of cost of revenues were RMB3.112 billion ($459 million), representing 14.9% of total revenues, compared to 9.3% in the corresponding period in 2016. The year-over-year increase was mainly due to iQiyi’s increased content costs.

[2]	Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses and the gain or loss associated with the issuance of the shares by our equity method investees at a price higher or lower than our carrying value per share.
[3]	Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated based on non-GAAP net income attributable to Baidu.
[4]	The number of active online marketing customers and revenue per online active customer exclude our group-buying and delivery related businesses for consistency with previous reporting.

Selling, general and administrative expenses were RMB2.934 billion ($433 million), representing a decrease of 30.1% from the corresponding period in 2016, primarily due to a decrease in promotional spending.

Research and development expenses were RMB3.148 billion ($464 million), representing a 27.7% increase from the corresponding period in 2016. The increase was primarily due to the growth of research and development personnel-related costs.

Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB796 million ($117 million) in the second quarter of 2017, compared to RMB401 million in the corresponding period in 2016.

Operating profit was RMB4.210 billion ($621 million), representing a 46.9% increase from the corresponding period in 2016. Non-GAAP operating profit was RMB5.006 billion ($738 million), representing a 53.2% increase from the corresponding period in 2016.

Income tax expense was RMB564 million ($83 million), compared to RMB793 million in the corresponding period in 2016. The effective tax rate for the second quarter of 2017 was 11.3% as compared to 24.8% for the corresponding period in 2016. The decrease in the effective tax rate was due to the preferential tax status that was granted to certain PRC subsidiaries in the second quarter of 2017.

Net income attributable to Baidu was RMB4.415 billion ($651 million), representing an 82.9% increase from the corresponding period in 2016. Basic and diluted earnings per ADS5 for the second quarter of 2017 amounted to RMB11.36 ($1.68) and RMB11.31 ($1.67), respectively.

Non-GAAP net income attributable to Baidu was RMB5.571 billion ($822 million), a 98.4% increase from the corresponding period in 2016. Non-GAAP diluted earnings per ADS for the second quarter of 2017 amounted to RMB16.00 ($2.36).

As of June 30, 2017, the Company had cash, cash equivalents and short-term investments of RMB92.152 billion ($13.593 billion). Net operating cash inflow for the second quarter of 2017 was RMB6.626 billion ($977 million). Capital expenditures for the second quarter of 2017 were RMB1.125 billion ($166 million).

Adjusted EBITDA was RMB6.008 billion ($886 million) for the second quarter of 2017, representing a 41.4% increase from the corresponding period in 2016.

[5]	Basic and diluted earnings per ADS was reduced by RMB1.38 ($0.20) and RMB1.37 ($0.20), respectively, due to the accretion of the redeemable non-controlling interests.

Outlook for Third Quarter 2017

Baidu currently expects to generate total revenues in an amount ranging from RMB23.130 billion ($3.412 billion) to RMB23.750 billion ($3.503 billion) for the third quarter of 2017, representing an annual increase of 26.7% to 30.1%. On an apples-to-apples basis, excluding mobile games from Baidu’s financials, the guidance represents a 29.1% to 32.6% year-over-year increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 PM on July 27, 2017, U.S. Eastern Time (8:00 AM on July 28, 2017, Beijing/Hong Kong Time).Dial-in details for the earnings conference call are as follows:

International:	+65 67135090
China	4006208038
US:	+1 8456750437
UK:	+44 2036214779
Hong Kong:	+852 30186771

Passcode for all regions:	50130884

A replay of the conference call may be accessed by phone at the following number until August 4, 2017:

International:	+61 2 8199 0299

Passcode:	50130884

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. Baidu aims to make a complex world simpler through technology. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the third quarter 2017 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating profit, non-GAAP net income attributable to Baidu, non-GAAP diluted earnings per ADS, adjusted EBITDA and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding not only non-cash charges, but also other items that are infrequent or unusual in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating profit represents operating profit excluding share-based compensation expenses.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses and the gain or loss associated with the issuance of shares by Baidu’s equity method investees at a price higher or lower than the carrying value per share.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated based on non-GAAP net income attributable to Baidu.

Adjusted EBITDA represents operating profit excluding depreciation, amortization and share-based compensation expenses.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures”.

For investor inquiries, please contact:

Sharon Ng

Baidu, Inc.

Tel: +86-10-5992-4958

Email: ir@baidu.com

Baidu, Inc.

Condensed Consolidated Statements of Income

	Three Months Ended
	June 30,	March 31,	June 30,
(In RMB millions except for share, per share (or ADS) information)	2016	2017	2017
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	16,939	14,738	17,883
Other services	1,325	2,153	2,991

Total revenues	18,264	16,891	20,874

Operating costs and expenses:
Cost of revenues (note 1, 2)	(8,738)	(9,233)	(10,582)
Selling, general and administrative (note 2)	(4,195)	(2,817)	(2,934)
Research and development (note 2)	(2,465)	(2,835)	(3,148)

Total operating costs and expenses	(15,398)	(14,885)	(16,664)

Operating profit	2,866	2,006	4,210

Other income:
Interest income	487	649	712
Interest expense	(275)	(323)	(334)
Foreign exchange income(loss), net	244	(101)	(139)
Loss from equity method investments	(555)	(76)	(118)
Other income, net	429	21	643

Total other income	330	170	764

Income before income taxes	3,196	2,176	4,974

Income taxes	(793)	(405)	(564)
Net income	2,403	1,771	4,410

Less: net loss attributable to noncontrolling interests	(11)	(6)	(5)
Net income attributable to Baidu	2,414	1,777	4,415

Earnings per share for Class A and Class B ordinary shares:
Net income attributable to Baidu -Basic	65.87	46.47	113.58
Net income attributable to Baidu -Diluted	65.69	46.29	113.11
Earnings per ADS (1 Class A ordinary share equals 10 ADSs ):
Net income attributable to Baidu -Basic	6.59	4.65	11.36
Net income attributable to Baidu -Diluted	6.57	4.63	11.31
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	34,652,134	34,734,019	34,678,268
Diluted	34,747,303	34,869,783	34,824,387
(1) Cost of revenues are detailed as follows:
Sales tax and surcharges	(1,212)	(1,258)	(1,509)
Traffic acquisition costs	(2,908)	(2,185)	(2,478)
Bandwidth costs	(1,152)	(1,336)	(1,382)
Depreciation costs	(754)	(823)	(828)
Operational costs	(993)	(959)	(1,225)
Content costs	(1,699)	(2,636)	(3,112)
Share-based compensation expenses	(20)	(36)	(48)

Total cost of revenues	(8,738)	(9,233)	(10,582)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(20)	(36)	(48)
Selling, general and administrative	(94)	(187)	(236)
Research and development	(287)	(407)	(512)

Total share-based compensation expenses	(401)	(630)	(796)

Baidu, Inc.

Condensed Consolidated Balance Sheets

	December 31,	June 30,
(In RMB millions except for number of shares and per share data)	2016	2017
	Audited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	10,898	15,484
Restricted cash	318	123
Short-term investments	71,196	76,668
Other invested securities	7,748	24,998
Accounts receivable, net	4,109	4,097
Loans and interest receivable, net	1,800	9,190
Amounts due from related parties	346	845
Other assets, current	3,345	4,679

Total current assets	99,760	136,084

Non-current assets:
Fixed assets, net	11,294	11,641
Intangible assets, net	3,872	4,900
Goodwill	15,342	15,847
Long-term investments, net	45,690	45,007
Loans and interest receivable, net	2,709	3,648
Amounts due from related parties	11	11
Deferred tax assets, net	1,100	1,494
Other assets, non-current	2,219	3,528

Total non-current assets	82,237	86,076

Total assets	181,997	222,160

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	1,115	1,056
Convertible notes payable	—	8,340
Amounts due to the third-party investors	6,759	31,826
Accounts payable and accrued liabilities	21,896	22,360
Customer advances and deposits	6,032	6,269
Deferred revenue	596	710
Deferred income	566	554
Long-term loans, current portion	3,468	3,399
Notes payable,current portion	5,203	5,083
Capital lease obligation	8	—
Amounts due to related parties	459	248

Total current liabilities	46,102	79,845

Non-current liabilities:
Deferred income	28	69
Long-term loans	6,822	6,963
Notes payable	27,648	27,013
Deferred tax liabilities	3,589	3,580
Other non-current liabilities	65	67

Total non-current liabilities	38,152	37,692

Total liabilities	84,254	117,537

Redeemable noncontrolling interests	5,492	5,998
Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,325,551 shares and 27,425,029 shares issued and outstanding as at December 31, 2016 and June 30, 2017	—	—
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,401,254 shares and 7,251,254 shares issued and outstanding as at December 31, 2016 and June 30, 2017	—	—
Additional paid-in capital	8,323	9,958
Retained earnings	85,734	89,564
Accumulated other comprehensive loss	(1,783)	(861)

Total Baidu, Inc. shareholders’ equity	92,274	98,661
Noncontrolling interests	(23)	(36)
Total equity	92,251	98,625

Total liabilities, redeemable noncontrolling interests, and equity	181,997	222,160

Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures (in RMB millions except for share and per ADS information, unaudited)

	Three months ended
	June 30, 2016	March 31, 2017	June 30, 2017
Operating profit	2,866	2,006	4,210
Add: Share-based compensation expenses	401	630	796

Non-GAAP operating profit	3,267	2,636	5,006

Add: Depreciation of fixed assets	845	922	932
Add: Amortization of intangible assets	138	68	70

Adjusted EBITDA	4,250	3,626	6,008

	Three months ended
	June 30, 2016	March 31, 2017	June 30, 2017
Net income attributable to Baidu	2,414	1,777	4,415
Add: Share-based compensation expenses	401	630	796
Add: (Gain)loss associated with the dilution of equity method investees	(7)	(17)	360

Non-GAAP net income attributable to Baidu	2,808	2,390	5,571

Weighted average number of ADS used in computing GAAP and non-GAAP diluted earnings per ADS	347,473,027	348,697,827	348,243,867
GAAP diluted earnings per ADS	6.57	4.63	11.31
Add: Accretion of the redeemable noncontrolling interests	0.38	0.46	1.37
Add: Share-based compensation expenses	1.15	1.81	2.29
Add: (Gain)loss associated with the dilution of equity method investees	(0.02)	(0.05)	1.03

Non-GAAP diluted earnings per ADS	8.08	6.85	16.00

Reconciliation from net cash provided by operating activities to free cash flow (in RMB millions, unaudited)

	Three months ended	As a % of	Three months ended	As a % of	Three months ended	As a % of
	June 30, 2016	total revenues	March 31, 2017	total revenues	June 30, 2017	total revenues
Net cash provided by operating activities	4,816	26%	4,704	28%	6,626	32%
Less: Capital expenditures	(980)	-5%	(1,168)	-7%	(1,125)	-5%

Free cash flow	3,836	21%	3,536	21%	5,501	27%